SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We announce our guidance for 2011

We believe in the market growth and in our ability to bring more Brazilians to fly with us

São Paulo, January 25th, 2011 (BM&FBOVESPA: TAMM4, NYSE: TAM) We announce our estimates for 2011. Monitoring will be conducted quarterly and, in case of significant changes in market, macroeconomic or internal conditions, the forecasted indicators will be reviewed.

Historically, growth in demand from Brazilian domestic aviation market has a strong correlation and elasticity with the country s growth of about three times the GDP growth. In 2010 we observed a modification in the passenger s profile, with the migration of travelers from buses to the airlines, especially on travels above 800 kilometers. In line with this trend, still in 2010 we started our retail project, because we believe that much of the growth next years will come from middle class Brazilians that will fly for the first time. In 2011 the demand shall remain strong, driven by both passengers flying by business purposes, as for the leisure travelers. As a result of the combination of GDP growth and increase of new passengers, we estimate that the domestic market demand will grow between 15% and 18%.

Aligned with the demand growth, we will increase our supply by growing our fleet by seven aircraft, being two A330s, two A321s and three A319s. We will also continue to optimize our costs through a healthy utilization of our aircraft in the domestic market, growing our supply from 10% to 14%. In the international market will grow 10% with the launch of two new frequencies or destinations.

Through our retail project, we aim to succeed in increasing the volume of passengers at off-peak hours, which will contribute to increase the load factors. In the domestic market we believe in a range from 67.5% to 70%, while in the international market we expect an average of 83%. This combination of events drives us to believe that the recovery of the yields shall coexist with considerable demand growth.

With the dilution of fixed costs and our cost reduction efforts, we will be able to reduce our CASK excluding fuel costs by 5%.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)
Jorge Bonduki Helito (IR Manager)
Marcus Vinicius Rojo Rodrigues (IR)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149
tamimprensa@tam.com.br
www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795
Cel. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 cities in Brazil and 18 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. We are Brazil's leading airline, with market share of 43.3% in December 2010, and is also the country's leading player among Brazilian airlines that operate international routes, with 84.6% market share in December. With the largest passenger aircraft fleet in the country (151 planes), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 12 million tickets in exchange for points and is part of the Multiplus network, which today has 7.6 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 25, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.